

March 7, 2013

Via E-mail
Mr. Kent C. Lufkin
President and Chief Executive Officer
TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940

Re: TF Financial Corporation
Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-186555

Dear Mr. Lufkin:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please revise to include a current developments section which addresses the quarter and fiscal year ended December 31, 2012 for TF Financial.

2. Please revise to update the Form S-4 throughout for the financial information presented for Roebling Financial Group for the interim period ended December 31, 2012 in accordance with Rule 8-08 of Regulation S-X.

3. Please provide the information required by Item 18(a)(7) of Form S-4.

Questions and Answers, page 1

4. Please revise, on page 1 and elsewhere, your description of the consideration to be offered to shareholders of Roebling to include the following:
   - the aggregate value of the consideration being offered for all the shares;
   - disclose that officers and employees who own hold shares in the Roebling ESOP will receive all cash consideration and no stock in TF Financial and that the amount of cash available to shareholders that are not officers or employees will be reduced by the amount of cash paid to officers and employees; and
   - disclose the number of shares pursuant to stock options held by officers and directors and whether the stock options will receive any preference in apportioning cash or stock consideration.

5. Please revise this section as follows:
   - given that the merger must be approved by a majority of those votes cast, disclose on page 4 in a separate question and answer, the effect of a shareholder not voting; and
   - revise the last question on page 4 to disclose the number of shares in the ESOP and the maximum number and percentage of outstanding shares that will be voted in favor of the merger unless participants send instructions to the contrary.

Summary, page 7

6. Revise the section entitled "Interests of Certain Persons" on page 10 to disclose all interests and agreements rather than disclose that they 'include" those listed and include the fact that shares of officers held by the ESOP will receive all cash consideration and no stock in TF Financial.

Risk Factors, page 16

Roebling Shareholders May Not Receive the Form…, page 16

7. Please revise this risk factor to quantify the maximum number of shares (excluding those held by the ESOP) that can elect the cash option and still receive all cash. Quantify the amount of cash and stock each share of Roebling will receive if all shares elect to receive cash. Explain the risk of "adjustment" to which you refer.

The Shares of TF Common Stock to Be Received by Roebling Shareholders…, page 20

8. Please revise the risk factor on page 20 regarding differences in the rights of shareholders to disclose the material differences.

Difficult economic and market conditions have adversely affected…, page 21

9. Please revise this risk factor to focus on the risks from the economic conditions in your particular market area, especially real estate prices, vacancies, and foreclosures and on their effect on you.   Explain in detail your reference, on the top of page 43, to the "downturn in the New Jersey and Pennsylvania housing markets."

Concentration of Loans in our primary market area…, page 23

10. Revise this risk factor to provide additional detail regarding the risks from the concentration of ninety nine percent of your loan portfolio in real estate loans in two counties in Pennsylvania and one county in New Jersey. Discuss how the merger will affect the risk.

Background of the Merger, page 37

11. Please revise this section as follows:
   - revise the third paragraph to provide more detail regarding the terms of the Supervisory Agreement;
   - revise the fourth paragraph on page 37 to describe the results of examination by OCC in August 2011 and how this affected your decision to seek a sale of your company;
   - explain in the first paragraph on page 38 how these "restrictions" imposed by OTS posed "significant hurdles" to Roebling's ability to "enhancing shareholder value;" and
   - revise the second full paragraph on page 42 to describe the "expense saving and revenue-enhancing opportunities" to which you refer.

12. Please provide us with legal analysis addressing your claim, in the last paragraph on page 43, that "all" the information in this section relating to the reasons the Roebling Board approved the merger is "forward looking information" within the meaning of the Private Securities Litigation Reform Act of 1995.

Opinion of Roebling's Financial Advisor, page 44

13. Please provide us with copies of any reports, presentations or other materials provided by FinPro to the Roebling Board.

14. Revise this section to remove the implication that shareholders may not rely upon the disclosure included in the registration statement, including the statement that the opinion was directed to Roebling's Board.

Reasons for the Merger and the Recommendations of the Roebling Board…, page 40

15. Revise this section to clarify whether the Board considered the fact that the merger consideration is less than the current book value of Roebling in making its recommendation.

TF Reason's for the Merger, page 44

16. Revise this section to clarify if the TF board considered the regulatory agreement between Roebling and the Office of the Comptroller of the Currency in determining to approve the merger.

Election Procedures; Surrender of Stock Certificates, page 52

17. Revise this section to clarify how the exchange agent will return stock certificates submitted with election forms in the event that the merger is terminated. Please clarify that the stock forms will be returned promptly.

Material United States Federal Income Tax Consequences of the Merger, page 55

18. Revise this section to clarify that counsel have provided a tax opinion with the registration statement that opines that the merger will be treated as reorganization under 368(a) and that investor who receive stock as merger consideration will not be taxed. Revise the disclosure on page 57 to remove the conditional introduction to the tax discussion, since this section is based upon the tax opinion of counsel. Make conforming changes to your disclosure on page 14. Please refer to Item 601(b)(8) of Regulation S-K. You may further refer to Staff Legal Bulletin 19.

Regulatory Matters Relating to the Merger, page 56

19. Revise this section, or another section of the S-4 to describe the material provisions of the agreement with the Office of the Comptroller of the Currency, and all material actions taken by Roebling in order to comply with the agreement.

Notes to Unaudited Pro Forma Combined Financial Statements

20. Please revise to disclose the purchase price allocation used to calculate the pro forma merger adjustments. This should show the specific carrying values of assets and liabilities acquired, adjustments made to record those assets and liabilities at fair value, amounts of identifiable intangible assets recognized and calculation of the bargain purchase gain. If preliminary, disclose that fact.

21. To enable a reader to recalculate amortization expense, please revise to provide a table that discloses the expected useful lives or amortization periods of any asset or liability acquired for which you recorded a fair value adjustment (for example; loans, deposits, short-term borrowings, etc). Alternatively, this information can be presented separately in each related footnote.

22. We note you do not have a pro forma fair value adjustment related to securities held to maturity on your pro forma balance sheet. We further note these securities have fair values of $2,418 and $91, 563 as of September 30, 2012, as shown in TF and Roebling's investment footnotes on pages F-8 and F-86, respectively. Please revise or advise us.

23. We note per footnote 1 that the net reduction in cash reflects the amount to be paid to Roebling shareholders at closing after a $6.0 million special cash dividend from 3rd Fed Bank to TF. Please revise your filing to provide additional information about this special cash dividend. For example, we note total consolidated cash for TF Financial, which presumably includes the cash of 3rd Fed Bank, totaled $3.7 million at September 30, 2012. Explain where the additional cash needed to pay the Roebling shareholders at closing will come from. In addition, tell us how you determined this dividend is directly attributable to the merger and factually supportable in accordance with Article 11 of Regulation S-X..

24. We note per footnote 3 that a $3.3 million adjustment was made to reflect the credit risk of Roebling's loan portfolio and that this discount will be accreted on a straight-line basis over the expected life of the affected loans. Based on this disclosure, it appears some of your acquired loans may have shown evidence of deteriorated credit quality. Please clarify for us whether any of the acquired loans were within the scope of ASC 310-30 and if so, explain how amortization of the adjustment on a straight-line basis complies with this accounting guidance.

25. Based on the information provided in footnotes 3 and 4, it would seem that the net pro forma adjustment for the twelve month period would be $150,000. Please revise or advise accordingly.

26. Please revise to specifically disclose how the net adjustment to loans as a result of pro forma adjustments 3-5 has been determined. We are unable to recalculate the adjustment on your pro forma balance sheet.

27. In regard to footnote 9, please revise to provide more detail surrounding the reason for the $8.165 million adjustment to short-term borrowings. In addition, confirm that the 1.50% interest rate assumed on the short term borrowings is commensurate with current rates on existing short-term borrowings.

28. Please revise footnote 10 to clearly explain what the incremental net income of $1.842 million generated after the fair value adjustments represents. In addition, please revise to include in tabular format a reconciliation of the adjustments which impact the equity accounts.

29. Please revise to remove the bargain purchase gain and transaction expenses discussed in footnotes 13 and 14 from your pro forma statements of income, as these appear to be nonrecurring items, or advise us. Pro forma adjustments to the income statement can only be made if they are expected to have a continuing impact. You may refer to these items in a footnote. Refer to Article 11 of Regulation S-X.

Exhibits

Exhibit 8.1 Tax Opinion of Spidi & Fisch, PC
Exhibit 8.2 Tax Opinion of Silver Freedman & Taff, LLP

30. Revise the opinions so that it specifically opine upon the material tax consequences of the merger. It is not appropriate to provide an opinion of the accuracy of tax disclosure, including disclosure about the tax treatment of shareholders who receive stock as a result of the transaction.

31. Revise the second paragraph of each opinion so that it is clear that you are relying on representations as to factual matters in part (iii) of the first sentence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

                                                        Sincerely,

                                                        /s/ Christian Windsor

                                                        Christian Windsor
                                                        Special Counsel

CC: Via Email
        John Spidi
        Spidi & Fisch, PC